

Mail Stop 4631

December 30, 2009

Via U.S. mail and facsimile

Mr. Kelly G. Maguire
Finance and CFO
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, Colorado 80202

   RE: Form 10-K for the year ended December 31, 2008
     Form 10-Q for the period ended September 30, 2009
      File No. 1-33530

Dear Mr. Maguire:

   We have reviewed your response letter dated December 22, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements
Notes to the Financial Statements
Note 6. Long-Term Debt, page F-17

2. We note your response to prior comment 4. Your response indicates that you have
    determined that the debt covenants are not material to the parent company given that
    noncompliance with the ratios under the Senior Debt Facility would only restrict the
    ability of the operating subsidiaries to distribute cash to the parent company but
    would not restrict their ability to pay the parent company a monthly management fee.
    It is not clear how you determined that the debt covenants associated with the Senior
    Debt Facility would not be material to you on a consolidated basis. For example, it
    appears that the prohibition of additional borrowings under this facility, which would
    appear to occur upon noncompliance of these covenants, could have a significant
    impact on a consolidated basis. In a similar manner, it would appear that the
    acceleration of any debt payments could also have a significant impact on a
    consolidated basis. Please further advise. In this regard, we continue to believe that
    you should disclose the specific terms of any material debt covenants in your debt
    agreements with any required ratios. Please disclose the actual ratios as of each
    reporting date for any material debt covenants for which it is reasonably likely that
    you will not be able to meet such covenants. Please also consider showing the
    specific computations used to arrive at the actual ratios with corresponding
    reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC
    Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of
    Non-GAAP Financial Measures dated June 13, 2003. Your response discusses sweep
    accounts which include various provisions, including historical and prospective debt
    service coverage ratios and debt service reserve requirements, which determine
    whether, and the amount of, cash that can be made available to you each month.
    Please tell us what consideration you gave to providing additional disclosures
    regarding these provisions, including the extent to which noncompliance with these
    provisions could limit the amount of cash made available to you.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

3. Please address the above comments in your interim filings as well.

MD&A
Liquidity and Capital Resources, page 29

4. We note your response to prior comment 8. In light of the audit opinion for your
    financial statements for the year ended December 31, 2008 stating that there was
    substantial doubt about your ability to continue as a going concern and the liquidity

concerns that you raised in the Form 10-K for the year ended December 31, 2008 as well as in the Form 10-Q for the period ended September 30, 2009, we continue to believe that you should continue to provide a comprehensive discussion in your interim financial statements to discuss your current liquidity position, the sufficiency of your liquidity and capital resources to meet your expected uses of cash, the impact of any plans that were implemented to address liquidity issues, and any new plans that you may have to address these issues. This could include a discussion of the impact of cost-cutting initiatives on your liquidity and capital resources.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief